

May 11, 2012

Via E-Mail
Jon Isaac, Chief Executive Officer
LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, NV 89120

> **Re:** **LiveDeal, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 3, 2012**
> **File No. 001-33937**

Dear Mr. Isaac:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1. A Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of a 68.8% majority of the shares of common stock to vote in favor of your proposed reverse stock split/forward stock split presented in your information statement. In your response letter, please identify these stockholders, the percentage of votes they each represent and their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l).

Effects of the Transaction, page 9

2.   Using your stock price as of the most recent practicable date, please revise your disclosure to quantify the number of voting securities that are issuable to Isaac Capital Group LLC and its prospective beneficial ownership percentage if all Convertible Notes are issued, all Convertible Notes are converted, and all warrants are exercised.

Security Ownership of Certain Beneficial Owners and Management, page 10

3.   Please revise your beneficial ownership table to disclose the natural persons with sole or shared voting and/or investment power over the shares held by Isaac Capital Group LLC, Kingston Diversified Holdings LLC, Lausanne LLC, and Augustus Gardini LLC.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                            Sincerely,

                                            /s/ Maryse Mills-Apenteng

                                            Maryse Mills-Apenteng
                                            Special Counsel

cc: Via E-Mail
        Larry Tomsic, CFO
        LiveDeal, Inc.